May 8, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Bridge Capital, Inc.

Form S-1/A

Filed April 13, 2017

File No. 333-215528

To the men and women of the SEC:

On behalf of Global Bridge Capital, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 27, 2017 addressed to Mr. Tan Yu Chai, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on April 13, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Prospectus

1. Please expand your response to prior comment 1 to clarify how your disclosure is consistent with Section 4(a)(3) of the Securities Act and Rule 174.

Company Response:

The previous comment letter requested we “provide the disclosure required by Regulation S-K Item 502(b).” We believed we added that disclosure under the table of contents however, it seems from the comment above that what we added is now not consistent with Section 4(a)(3) or is incomplete. We are confused as to what we need to add to our existing disclosure so that it is complete and or consistent with Section 4(a)(3). Please advise and we will amend appropriately.

Risk Factors, page 5

2. We note your response to prior comment 8; however, it remains unclear how the business of Global Bridge PLT differs from the business of the registrant. Given your affiliates’ involvement with entities like Global Bridge PLT and the matching platform described on page 22, it is unclear whether the registrant is in substantially the same business as those entities creating material conflicts. If the registrant is to conduct a different business, it is unclear how the business differs substantially. If the registrant’s business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, it is unclear why Rule 419 is not applicable to this offering. Please revise the appropriate sections of the registration statement to clarify.

Company Response:

We have found a typographical error in the biography for Tan Yu Chai. Global Bridge PLT was formed in 2017, not 2007. We have revised accordingly.

It should be noted that Global Bridge PLT has not generated any revenues to date and has not yet commenced any substantive business activities. Currently, the business is focusing on formulating its business plan and discovering the extent of the services it will offer to prospective clients. At present, the intent of Global Bridge PLT is that they will, in the future, offer consulting services to clients in South East Asia. The planned extent of the services they will provide relate to working with clients to grow their businesses and expand to neighboring regions. Additionally, they may assist with preparing marketing material to attract potential investors.

Global Bridge PLT does not share the same business as Global Bridge Capital, Inc. Additionally, at present, Global Bridge PLT does not have any operations or even a definitive business plan. Regarding other interests of our Officers and Directors we have a risk factor already present in the Registration Statement that states that these interests may divert their attention away from our business.

We, Global Bridge Capital, Inc., also have no plans to develop a platform such as that of www.CAPITAL.com.my. www.CAPITAL.com.my is only a website that highlights potential ideas that investors may want to invest in within Malaysia. This differs from the business plan of Global Bridge Capital, Inc.

Rule 419 is not applicable to our business, Global Bridge Capital, Inc., as we have a definitive, bona fide business plan. We also do not have any intention of engaging in a merger or acquisition with an unidentified company or companies, or other entity, or person. We do not believe there are any material conflicts present with the other business interests of our Officers and Directors.

We do not believe we are a shell company, however, there exists the possibility,…,page 5

3. We note your response to prior comment 2. Please revise to remove any implication that the consequences in the last two paragraphs of this risk factor would occur only after you were found to be a shell company. If the risk you are intending to convey is that your conclusions and disclosures regarding your shell company status could result in claims or liability, please revise to clarify the nature of those claims and liability.

Company Response:

We have revised the risk factor accordingly.

We may issue shares of preferred stock in the future, page 10

4. Please expand your response to prior comment 6 to tell us which section of which exhibit establishes the rights of your preferred stock consistent with the first sentence of the second paragraph of this risk factor.

Company Response:

We have removed the first sentence of the second paragraph of the above risk factor. We have not yet established the rights of our preferred stock that were mentioned in that sentence. Its prior presence was a clerical error.

Plan of Distribution, page 19

5. We note your response to prior comment 10; however, your disclosure in the fifth paragraph of this section that the sales of your stock will occur at $0.30 “until” the identified events occur appears to be inconsistent with your other disclosures that the offering will be sold at $0.30 per share for the duration of this offering. Please revise your disclosure to clarify.

Company Response:

We have revised our disclosure accordingly. It now reads: “However, sales by the Company must be made at the fixed price of $0.30 for the duration of the offering.”

Description of Securities, page 20

6. We note your response to prior comment 11. Please disclose the amount of your common equity that could be sold pursuant to Rule 144. See Regulation S-K Item 201(a)(2)(ii).

Company Response:

“The following has been added to page 20: “As of the date of this Registration Statement none of our common stock may be sold pursuant to Rule 144.”

Directors and Executive Officers, page 22

7. Please reconcile your response to prior comment 12 with the statement on the website that you mention in this section which appears to identify Mr. Phang as an associate partner. Also provide us your analysis supporting your conclusion that Regulation S-K Item 401 does not require disclosure of this associate partnership.

Company Response:

We note that Mr. Phang is identified as an associate partner on the website, however, this is not an error and Regulation S-K Item 401 does not require a disclosure based upon the meaning of “Associate Partner” in the Company’s primary market. The website was designed primarily for the Asian Marketplace and culturally speaking the definition of an associate partner differs from the definition of an associate partner as it may be understood in the United States. In Malaysia, the title "Associate Partner" does not mean that the associate partner is a salaried employee, a partner sharing profits or an individual/entity with an equity stake in a partnership (such as may be the case with a legal firm). In Malaysia, the term may convey that Mr. Phang is an external, independent consultant of the Company.

Exhibit 5.1

8. Exhibit 5.1 filed with this amendment appears to include changes in response to our comment letter sent after the January 2017 date on exhibit 5.1. Please tell us (1) whether counsel provided you the revised exhibit 5.1 after the date of our comment letters, and (2) why counsel did not change the date of the opinion given the date of the revisions.

Company Response:

Counsel provided the amended opinion letter to us after January 2017 but due to a clerical error the date of the opinion letter was not also changed on the revised opinion letter. Counsel has provided us with the revised opinion letter with the date it should have been dated previously. It is attached herein as exhibit 5.1.

Date: May 8, 2017

/s/ Tan Yu Chai

Tan Yu Chai

Chief Executive Officer